Exhibit (12)

PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

(Dollars in thousands)	Three Months Ended September 30,		Nine Months Ended September 30,

	2009	2008	2009	2008

Income from continuing operations before income taxes	$167,969	$176,288	$525,684	$586,090

Add:
Interest expense (2)	51,219	57,738	158,413	177,195
Portion of rents representative of the interest factor	10,126	10,566	30,207	32,877
Amortization of capitalized interest	429	430	1,287	1,288

Income as adjusted	$229,743	$245,022	$715,591	$797,450

Fixed charges:
Interest expense	$51,219	$57,738	$158,413	$177,195
Portion of rents representative of the interest factor	10,126	10,566	30,207	32,877
Noncontrolling interests (preferred stock dividends of subsidiaries), excluding taxes	7,040	10,792	21,631	25,508

Total fixed charges	$68,385	$79,096	$210,251	$235,580

Ratio of earnings to fixed charges	3.36	3.10	3.40	3.39

(1)

The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges. Included in fixed charges is one-third of rental expense as the representative portion of interest.

(2)	Interest expense includes both financing interest expense and other interest expense.

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